January 2014 Pricing Sheet dated January 31, 2014 relating to Preliminary Terms No. 1,241 dated January 21, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities
Auto-Callable Securities Based on the Performance of the EURO STOXX 50® Index due February 6, 2017
Principal at Risk Securities
PRICING TERMS – JANUARY 31, 2014
Issuer:	Morgan Stanley
Underlying index:	EURO STOXX 50® Index
Aggregate principal amount:	$4,699,500
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	January 31, 2014
Original issue date:	February 5, 2014 (3 business days after the pricing date)
Maturity date:	February 6, 2017
Early redemption:
If, on any of the first two annual determination dates, the index closing value of the underlying index is greater than or equal to the initial index value, the securities will be automatically redeemed for the early redemption payment on the related early redemption date.

Early redemption payment:
The early redemption payment will be an amount in cash per stated principal amount corresponding to a return of approximately 10.50% per annum for each annual determination date, as follows:
•    1st determination date: $11.05
•    2nd determination date: $12.10
No further payments will be made on the securities once they have been redeemed.

Determination dates:
1st determination date:  February 1, 2015
2nd determination date:  February 1, 2016
Final determination date:  February 1, 2017
The determination dates are subject to postponement for non-index business days and certain market disruption events.

Early redemption dates:	The third business day after the relevant determination date
Initial index value:	3,013.96, which is the index closing value on the pricing date
Final index value:	The index closing value on the final determination date
Payment at maturity:
If the securities have not previously been redeemed, you will receive at maturity a cash payment as follows:
•    If the final index value is greater than or equal to the initial index value:
The greater of (i) $13.15 or (ii) $10 + ($10 × index percent increase)
•    If the final index value is less than the initial index value:
$10 × index performance factor.
Under these circumstances, you will lose some or all of your investment.

Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	Final index value divided by the initial index value
CUSIP / ISIN	61760S191 / US61760S1915
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.594 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$10.00	$0.225	$9.775
Total	$4,699,500	$105,738.75	$4,593,761.25
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.225 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,241 dated January 21, 2014
Product Supplement for Auto-Callable Securities dated October 19, 2012              Index Supplement dated November 21, 2011             Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.